VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 16, 2017

VIA EDGAR

Ms. Jaea F. Hahn

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Voya Prime Rate Trust

(SEC File Nos. 333-203624; 811-05410)

(SEC File Nos. 333-203653; 811-05410)

Dear Ms. Hahn:

This letter responds to comments provided to Jay Stamper on June 12, 2017, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for the Registration Statements on Form N-2 of Voya Prime Rate Trust (“Registrant”) filed on April 25, 2017. Our summary of the comments and our responses thereto are provided below.

GENERAL COMMENTS

1.                                      Comment:            The Staff noted that material portions of the filings are incomplete, e.g., fee table. The Staff indicated that they may have additional comments on such portions when completed through pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:             The Registrant confirms that all missing or bracketed information in each prospectus or SAI and any missing exhibits, including the consent of independent registered public accounting firm, will be included in a subsequent Post-Effective Amendment.

2.                                      Comment:            The Staff requested that the Registrant confirm that the name of the Fund, which includes “Prime Rate,” is not misleading pursuant to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) given the fact that the Fund invests at least 80% of its net assets in secured senior loans that are rated below investment grade.  The Staff also noted that past use of the term in the Fund’s name is not dispositive of compliance with Rule 35d-1.

Response:             The Registrant does not believe that the use of the term “Prime Rate” implicates Rule 35d-1 or the Staff’s guidance on Rule 35d-1. The Registrant notes that its policy to invest 80% of its assets in a certain asset class (Senior Loans, as defined in the Registration Statement) is part of its strategy and was not adopted pursuant to Rule 35d-1.

The term “Prime Rate” in the Registrant’s name is intended to indicate the Fund’s investment objective or strategy rather than a type of investment.  “Prime Rate” generally suggests that the Registrant seeks an interest rate return at floating rates which are re-determined periodically by reference to a base lending rate, such as the prime rate offered by major U.S.

banks (the “Prime Rate”) or another short-term interest rate such as the London Inter-Bank Offered Rate (“LIBOR”). “Prime Rate” does not suggest that the Fund focuses its investments in particular types of investments or in investments in particular industries to achieve that return.  We believe this is similar to a fund using “income” in its name, where “income” is used to suggest that the fund emphasizes the achievement of current income and does not suggest a type of investment.

PROSPECTUS COMMENTS

3.                                      Comment:            The Staff requested the Registrant add disclosure per Item 1.1.g to the front cover.

Response:             Consistent with past practice, the Registrant respectfully declines to include this table on the cover page of the Registrant’s prospectus. As has been the Registrant’s practice in the past, in the event the Registrant issues securities through a privately negotiated transaction or the Registrant’s Shareholder Investment Program, the Registrant will file a prospectus supplement pursuant to Rule 497 under the Securities Act of 1933, as amended, which states the price, sales load and net proceeds to the Registrant. (1)

4.                                      Comment:            The Staff suggested the Registrant move or highlight the last sentence of the second paragraph under the section entitled “Principal Investment Strategies” to the first paragraph of the same section.

Response:             The Registrant appreciates the Staff’s comment but prefers to leave the disclosure in its current location as the Registrant believes the disclosure is best provided in the context of the description of  “Senior Loans” that appears in the second paragraph.

5.                                      Comment:            The Staff requested the Registrant elaborate the disclosure in the first sentence of the section entitled “Borrowings.”

Response:             The Registrant appreciates the Staff’s comment but believes the current disclosure is appropriate.

6.                                      Comment:            The Staff requested the Registrant consider revising the heading of the risk entitled “Credit for Loans” to “Credit Risk for Senior Loans.”

Response:             The Registrant appreciates the Staff’s comment but prefers not to revise the title as the Fund may also invest in other types of loans that are not Senior Loans.

7.                                      Comment:            With respect to the risk entitled “Derivative Instruments,” the Staff requested the Registrant revise or “tailor” the risk disclosure to the specific types of derivative instruments in which the Fund may invest.

Response:             The Registrant appreciates the Staff’s comment but believes the disclosure adequately describes the risks entailed with investment in the types of derivatives included in the Fund’s Principal Investment Strategies.

8.                                      Comment:            The Staff noted the Registrant has previously included in risk disclosures or has revised risk disclosures to address: 1) the potential longer settlement periods for senior loan transactions; and 2) discussion of loans and that loans may not be considered securities under the Securities Act of 1933 or the Securities Act of 1934. The Staff requested the Registrant further highlight these disclosures by creating a separate risk for these discussions.

(1)  See e.g., Registrant’s filing via EDGAR system pursuant to Rule 497 on September 20, 2013 (SEC Accession No. 0001104659-13-071385).

Response:             The Registrant appreciates the Staff’s comment but believes the noted disclosures , which appear in Credit for Loans risk and Limited Secondary Market for Loans risk, are appropriately placed to facilitate a potential shareholder’s understanding of the Fund’s principal risks.

9.                                      Comment:            The Staff requested the Registrant remove the discussion of “inverse securities” from the risk entitled “Interest Rate” as there is no mention of these types of securities included in the Fund’s “Principal Investment Strategies.”

Response:             The Registrant appreciates the Staff’s comment but believes “inverse securities” are appropriately included in the description of “Interest Risk” because the Fund may also invest in other types of debt instruments.

10.                               Comment:            With respect to the risk entitled “Limited Secondary Market for Loans,” the Staff requested the Registrant include disclosure to explain how the Fund will meet its short-term liquidity needs given the potentially longer settlement dates of transactions in senior loans.

Response:             The Registrant appreciates the Staff’s comment but notes that it is a closed-end exchange traded fund and, as such, does not have short-term liquidity needs.  The current risk disclosure already describes other associated risks with the longer settlement periods.

11.                               Comment:            The Staff requested the Registrant explain the discrepancy between the management fee rate that is included in the expense table and the management fee rate disclosed in footnote 1 to the expense table included in the section entitled “Fees and Expenses of the Trust.”

Response:             The reason for the discrepancy is due to the fact that the management fee rate shown in the table must be calculated based on the Fund’s net assets per Item 3.1 of Form N-2. However, footnote 1 is addressing the contractual rate that is included in the Fund’s Investment Management Agreement which is based on the Fund’s managed assets.

12.                               Comment:            The Staff requested the Registrant explain why “Other Operating Expenses” are estimated as disclosed in footnote 2 to the expense table included in the section entitled “Fees and Expenses of the Trust.”

Response:             The Registrant has prepared its table of Fees and Expenses of the Trust in accordance with Form N-2 and notes that Instruction 6 to Item 3 of Form N-2 states, “[s]tate the basis on which payments will be made. ‘Other Expenses’ should be estimated and stated (after any expense reimbursement or waiver) as a percentage of net asset value attributable to common shares. State in the narrative following the table that ‘Other Expenses’ are based on estimated amounts for the current fiscal year.”

Therefore, the Registrant has included footnote 2 to the table of “Fees and Expenses of the Trust” in compliance with this Instruction.

13.                               Comment:            With respect to the last paragraph of the section entitled “Investment Objective and Policies — Fundamental Policies,” the Staff requested the Registrant include the definition of a “majority” of shareholders or add a reference to a different section of the Prospectus that would explain a “majority” of shareholders.

Response:             The Registrant as revised the disclosure to include a reference to the section entitled “Fundamental and Non-Fundamental Policies of the Trust” which provides a definition of “majority.”

14.                               Comment:            The Staff noted the risk entitled “Asset-Backed Securities” is included in the section entitled “Risk Factors and Special Considerations.” The Staff requested the Registrant either remove the risk or add disclosure to the Fund’s “Principal Investment Strategies” that correlates to the risk.

Response:             The Registrant may invest in asset-backed securities, including private mortgage-backed securities, to a limited extent and directs the Staff’s attention to the disclosure on page 2 of the Prospectus under the heading “Other Investment Strategies and Policies,” which paragraph states:

The Trust may invest up to 20% of its total assets, measured at the time of investment, in a combination of one or more of the following types of investments: loans to borrowers organized or located in countries outside the United States and outside U.S. territories and possessions or Canada; unsecured floating rate loans, notes, and other debt instruments; floating rate subordinated loans; tranches of floating rate asset-backed securities, including structured notes; corporate debt securities; and equity securities incidental to investment in loans. See “Investment Objective and Policies” later in this Prospectus. [emphasis added].

15.                               Comment:            With respect to the last paragraph of the risk entitled “Interest Rate” of the section entitled “Risk Factors and Special Considerations,” the Staff suggested that the Registrant include a cross-reference to the risk entitled “Prepayment and Extension” that is included later in the Prospectus.

Response:             The Registrant appreciates the Staff’s comment but believes the current disclosure is appropriate.

16.                               Comment:            With respect to the last paragraph of the risk entitled “Leverage” of the section entitled “Risk Factors and Special Considerations,” the Staff requested the Registrant include this paragraph in the “Leverage” risk included in the section entitled “Principal Risks” that appears earlier in the Prospectus.

Response:             The Registrant has revised the disclosure as requested.

17.                               Comment:            With respect to the risk entitled “Valuation of Loans” of the section entitled “Risk Factors and Special Considerations,” the Staff requested the Registrant include any language or disclosure necessary regarding foreign loans.

Response:             The Registrant confirms that the “Valuation of Loans” risk includes appropriate disclosure with respect to foreign loans.

18.                               Comment:            The Staff requested the Registrant review the section entitled “How Shares Are Priced” and confirm the disclosure addresses everything that may be an investment for the Fund. The Staff noted futures as an example.

Response:             The section describes the valuation procedures approved by the Board of Directors/Trustees for the Voya family of funds.  While the Registrant may not invest in futures contracts, the Registrant believes that it is important to explain the procedures as a whole.

19.                               Comment:            With respect to the section entitled “Investment Management and Other Service Providers,” the Staff requested the Registrant confirm the amount of assets under management for the Adviser is correct as it is the same amount included in the previous year’s Prospectus.

Response:             The Registrant confirms.

20.                               Comment:            With respect to the section entitled “Investment Management and Other Service Providers,” the Staff requested the Registrant include disclosure stating the Adviser pays the sub-advisory fee that is included in this section.

Response:             The Registrant appreciates the Staff’s comment but believes the current disclosure is adequate.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

21.                               Comment:            With respect to the Fund’s Fundamental Investment Restrictions, the Staff requested the Registrant please advise as to the Fund’s restriction on borrowing.

Response:             The Registrant believes the Fund’s restriction on borrowing is explained in Fundamental Investment Restriction Number 1 and Number 9.

22.                               Comment:            The Staff requested the Registrant revise the third paragraph of the section entitled “Expense Limitations” to mirror footnote 3 to the table in the section entitled “Fees and Expenses of the Trust.”

Response:             The Registrant will revise the disclosure in the SAI to clarify  the disclosure.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649 or Jay Stamper at 480.477.2660.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Mutual Fund Legal Department
Voya Investment Management

Attachment

cc:   Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP